UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

MUZINICH BDC, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number)

Paul Fehre c/o Muzinich & Co., Inc. 450 Park Avenue New York, New York 10022 (212) 888-3413
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Muzinich US Private Debt, SCSp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
7.907.708 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
7,907.708 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,907.708 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, OO

1	NAMES OF REPORTING PERSONS
Muzinich US Private Debt General Partner, S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
7,907.708 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
7,907.708 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,907.708 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1.     Security and Issuer.
This Statement on Schedule 13D relates to the Common Stock (the "Shares") of Muzinich BDC, Inc. (the "Company").  The address of the principal executive office of the Company is 450 Park Avenue, New York, New York 10022.

Item 2.     Identity and Background.
This statement is being filed by (i) Muzinich US Private Debt, SCSp, a Luxembourg special limited partnership; and (ii) Muzinich US Private Debt General Partner, S.à r.l., a Luxembourg limited liability company (together, the "Reporting Persons").
Muzinich US Private Debt, SCSp
The address of the principal executive office of Muzinich US Private Debt, SCSp is 47 Avenue J.F. Kennedy, Luxembourg, Luxembourg  L-1855.
The principal business of Muzinich US Private Debt, SCSp is investing in the Company as a feeder vehicle.
Muzinich US Private Debt, SCSp is controlled by Muzinich US Private Debt General Partner, S.à r.l.
Muzinich US Private Debt General Partner, S.à.r.l.
The address of the principal executive office of Muzinich US Private Debt General Partner, S.à r.l. is 6d, route de Treves, Senningerberg, Luxembourg  L-2633.
The principal business of Muzinich US Private Debt General Partner, S.à r.l. is serving as the general partner to one or more partnerships governed by Luxembourg law, including Muzinich US Private Debt, SCSp.
Muzinich US Private Debt General Partner, S.à r.l. is wholly owned and controlled by Muzinich & Co. Limited. The managers of Muzinich US Private Debt General Partner, S.à r.l. and the present principal occupation of each such manager, are as follows:

•
John Alldis is a manager of Muzinich US Private Debt General Partner, S.à r.l.  Mr. Alldis is a citizen of Luxembourg. Mr. Alldis’s principal occupation is serving as an independent director and/or manager on the boards of financial companies in his role as Managing Director of Carne Group. Mr. Alldis’s business address is 6B, route de Trèves, L-2633, Senningerberg, Luxembourg.

•
Justin Egan is a manager of Muzinich US Private Debt General Partner, S.à r.l.  Mr. Egan is a citizen of Ireland. Mr. Egan’s principal occupation is serving as an independent director and/or manager on the boards of financial companies in his role as Principal of Carne Group. Mr. Egan’s business address is 2nd Floor, Block E, Iveagh Court, Harcourt Road, Dublin 2, Ireland.

•
Paul Fehre is a manager of Muzinich US Private Debt General Partner, S.à r.l.  Mr. Fehre is a citizen of the United States. Mr. Fehre’s principal occupation is as Chief Operating Officer of Muzinich & Co., Inc. Mr. Fehre’s business address is c/o Muzinich & Co., Inc., 450 Park Ave., New York, NY  10022.

•
Eric Green is a manager of Muzinich US Private Debt General Partner, S.à r.l.  Mr. Green is a citizen of the United States. Mr. Green’s principal occupation is as Co-head of Muzinich & Co., Inc.’s Global Private Markets group. Mr. Green’s business address is c/o Muzinich & Co., Inc., 450 Park Ave., New York, NY  10022.

•
Ersilia Molnar is a manager of Muzinich US Private Debt General Partner, S.à r.l.  Ms. Molnar is a citizen of Italy. Ms. Molnar’s principal occupation is as Chief Operating Officer – Europe of Muzinich & Co. Limited. Ms. Molnar’s business address is c/o Muzinich & Co. Limited, 8 Hanover Street, London W1S 1YQ United Kingdom.

Muzinich & Co. Limited
Muzinich & Co. Limited is a limited company incorporated under the laws of England and Wales. The address of the principal executive office of Muzinich & Co. Limited is 8 Hanover Street, London W1S 1YQ United Kingdom.
Muzinich & Co. Limited is principally engaged in the business of serving as an investment manager specializing in corporate credit investment portfolios and other credit-based investment strategies.
Muzinich & Co. Limited is wholly owned and controlled by Muzinich & Co., Inc.

Muzinich & Co.,Inc.
Muzinich & Co., Inc. is a Delaware corporation. The address of the principal executive office of Muzinich & Co., Inc., is 450 Park Avenue, New York, New York 10022.
Muzinich & Co., Inc. is principally engaged in the business of serving as an investment manager specializing in corporate credit investment portfolios and other credit-based investment strategies.
Muzinich & Co., Inc. is controlled by George Muzinich, its primary principal owner.  The directors and executive officers of Muzinich & Co., Inc. and the present principal occupation of each such director or officer, are as follows:

•
George Muzinich is a Director and the Chairman and Chief Executive Officer of Muzinich & Co., Inc. Mr. Muzinich is a citizen of the United States. Mr. Muzinich’s principal occupation is as Chairman & Chief Executive Officer of Muzinich & Co., Inc. Mr. Muzinich’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022.

•
Ann-Marie Baker is a Director and the Deputy Chief Operating Officer of Muzinich & Co., Inc. Ms. Baker is a citizen of the United States. Ms. Baker’s principal occupation is as Deputy Chief Operating Officer of Muzinich & Co., Inc. Ms. Baker’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022.

•
Mark Clark is a Director and the Chief Financial Officer of Muzinich & Co., Inc.  Mr. Clark is a citizen of the United States. Mr. Clark’s principal occupation is as Chief Financial Officer of Muzinich & Co., Inc.  Mr. Clark’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022.

•
Adam Kaufman is a Director and the General Counsel of Muzinich & Co., Inc. Mr. Kaufman is a citizen of the United States. Mr. Kaufman’s principal occupation is as General Counsel of Muzinich & Co., Inc. Mr. Kaufman’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022.

•
Michael Ludwig is a Director and the Head of Risk of Muzinich & Co., Inc.  Mr. Ludwig is a citizen of Germany. Mr. Ludwig’s principal occupation is as Head of Risk of Muzinich & Co., Inc.   Mr. Ludwig’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022.

•
Cheryl Rivkin is a Director and the Chief Administrative Officer & Director, Compliance of Muzinich & Co., Inc.  Ms. Rivkin is a citizen of the United States. Ms. Rivkin’s principal occupation is as Chief Administrative Officer & Director, Compliance of Muzinich & Co., Inc. Ms. Rivkin’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022.

•
Fenton Tom is a Director and the Head of Strategy and Human Capital of Muzinich & Co., Inc. Mr. Tom is a citizen of the United States. Mr. Tom’s principal occupation is as Head of Strategy and Human Capital of Muzinich & Co., Inc. Mr. Tom’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022.

•
Paul Fehre is the Chief Operating Officer of Muzinich & Co., Inc. Mr. Fehre is a citizen of the United States. Mr. Fehre’s principal occupation is as Chief Operating Officer of Muzinich & Co., Inc. Mr. Fehre’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022.

During the last five years, neither of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their respective executive officers, their respective directors, or any other persons controlling them has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
The Shares herein reported as being beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of $790,770.75 through a private placement transaction, as described further in Item 5 below. The funds used in such purchase were from available capital.

Item 4.     Purpose of Transaction.
Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may, however, review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors of the Issuer (the "Board"), other shareholders of the Issuer and other relevant parties with respect to the Reporting Persons' investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer.  Subject to compliance with Section 12(d)(1)(E) of the Investment Company Act of 1940, as amended, and depending on various other factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D.  Muzinich US Private Debt, SCSp has entered into a subscription agreement dated August 23, 2019 with the Company, pursuant to which Muzinich US Private Debt, SCSp is committed to acquire additional Shares as capital is drawn by the Company in accordance with such subscription agreement.

Item 5.     Interest in Securities of the Issuer.

Based on the most recent information available to the Reporting Persons, there are 9,010 Shares outstanding. As of September 25, 2019, the Reporting Persons may be deemed to beneficially own 7,907.708 Shares, which represents approximately 87.8% of the outstanding Shares.  The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class

(A) Muzinich US Private Debt, SCSp:	Shared Voting and Shared Dispositive Power(1)	87.8%
7,907.708

(B) Muzinich US Private Debt General Partner, S.à r.l.:	Shared Voting and Shared Dispositive Power(1)	87.8%
7,907.708

(1) Because Muzinich US Private Debt General Partner, S.à r.l. is the general partner of Muzinich US Private Debt, SCSp and, as such, has the authority to exercise voting or dispositive power with respect to the Shares owned by Muzinich US Private Debt, SCSp, each Reporting Person could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

All of the Shares reported herein were acquired in a private placement transaction (the "Transaction") on September 25, 2019 pursuant to a subscription agreement dated August 23, 2019 between the Company and Muzinich US Private Debt, SCSp. The Transaction involved the purchase of 7,907.708 shares of Common Stock at a price of $100 per share.

Item 6.     Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.
As discussed in Item 4 and Item 5 herein, Muzinich US Private Debt, SCSp has entered into a subscription agreement dated August 23, 2019 related to the Company's securities, a form of which is attached as Exhibit 10.4 to the Company's Form 10 filing dated August 16, 2019 and the terms of which are hereby incorporated by reference. Muzinich US Private Debt, SCSp has also entered into an agreement with the Company dated August 23, 2019, a form of which is attached herein as Exhibit C and the terms of which are hereby incorporated by reference, whereby it undertakes to comply with the provisions of Section 12(d)(1)(E) of the Investment Company Act of 1940, as amended.

Item 7.     Materials Filed as Exhibits.
The following exhibits are attached hereto or incorporated by reference:

Exhibit A—Joint Filing Agreement
Exhibit B—Form of Subscription Agreement between Muzinich BDC, Inc. and Muzinich US Private Debt, SCSp (incorporated by reference to Exhibit 10.4 to the Company's Form 10 filed with the Securities and Exchange Commission on August 16, 2019)
Exhibit C—Form of Section 12(d)(1)(E) Investment Agreement between Muzinich BDC, Inc. and Muzinich US Private Debt, SCSp

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, the Reporting Persons expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES
The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.  The undersigned agree to the filing of this Statement on Schedule 13D.

MUZINICH US PRIVATE DEBT, SCSP

Date: October 4, 2019	By:	Muzinich US Private Debt General Partner, S.à r.l., as General Partner
	By:	/s/ Paul Fehre
	Name:	Paul Fehre
	Title:	Manager

MUZINICH US PRIVATE DEBT GENERAL PARTNER, S.À R.L.

Date: October 4, 2019	By:	/s/ Paul Fehre
	Name:	Paul Fehre
	Title:	Manager